News Release

September 16, 2020
SSR MINING AND ALACER GOLD COMPLETE AT-MARKET MERGER OF EQUALS TRANSACTION

VANCOUVER, BC & DENVER, CO – SSR Mining Inc. (TSX: SSRM) (NASDAQ: SSRM) (ASX: SSR) (“SSR Mining”) and Alacer Gold Corp. (TSX: ASR) (ASX: AQG) (“Alacer”) are pleased to announce the successful completion of the previously announced merger of equals transaction (the “Transaction”) following the receipt of all regulatory approvals and the satisfaction of all closing conditions. Pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon), each of the issued and outstanding common shares of Alacer have been exchanged for 0.3246 of an SSR Mining common share. As a result of the Arrangement, Alacer has become a wholly owned subsidiary of SSR Mining. At the close of market yesterday, SSR Mining had a pro forma market capitalization of approximately US$5 billion, with one of the strongest balance sheets and free cash flow profiles in the gold sector.

As previously announced, the newly constituted board of directors is comprised of five directors from each of the previous SSR Mining and Alacer boards for a total of 10 directors, including the CEO. Effective immediately, the SSR Mining board consists of Michael Anglin as Chairman, Rod Antal, Thomas Bates, Brian Booth, Edward Dowling, Simon Fish, Alan Krusi, Beverlee Park, Kay Priestly and Elizabeth Wademan.

Regarding the executive team, Rod Antal holds the position of President & CEO of SSR Mining and the executive team includes:

•	Stewart Beckman, EVP, Chief Operating Officer

•	F. Edward Farid, EVP, Chief Corporate Development Officer

•	Gregory Martin, EVP, Chief Financial Officer

•	Michael Sparks, EVP, Chief Legal & Administrative Officer

SSR Mining common shares continue trading under the ticker SSRM on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“NASDAQ”), and SSR Mining CHESS Depositary Interests (“CDIs”) are expected to begin trading on the Australian Securities Exchange (“ASX”) on a deferred settlement basis at 12pm on Thursday, September 17, 2020 (AEST) as SSR. Alacer CDIs ceased trading on the ASX at the close of trading on Monday, September 14, 2020. Alacer is expected to be delisted from the TSX on or about Friday, September 18, 2020 (EST) and from the ASX no later than Wednesday, September 23, 2020 (AEST).

Australian CDI Holders

In connection with the Transaction, the ASX has granted SSR Mining approval to be admitted to the official list of the ASX and SSR Mining CDIs to be officially quoted on the ASX. SSR Mining CDIs will initially trade on the ASX on a deferred settlement basis for approximately four to five trading days, following which SSR Mining CDIs will be issued and trade on a normal settlement basis. Holding statements (to issuer sponsored holders) and confirmation advices (to CHESS holders) are expected to be dispatched on the issuance date of the SSR Mining CDIs.

This information in this news release related to the timing of Australian settlement of Alacer CDIs and issuance of SSR Mining CDIs supplements and updates the information in respect thereof contained in the joint management information circular of SSR Mining and Alacer dated June 2, 2020.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2019, the four operating assets produced over 720,000 ounces of gold and 7.7 million ounces of silver.

SSR Mining’s diversified asset portfolio is comprised of high margin, long-life assets along several of the world’s most prolific precious metal districts including the Çöpler mine along the Tethyan belt in Turkey; the Marigold mine along the Battle Mountain-Eureka trend in Nevada, USA; the Seabee mine along the Trans-Hudson Corridor in Saskatchewan, Canada; and  the Puna mine along the Bolivian silver belt in Jujuy, Argentina. SSR has an experienced leadership team with a proven track record of value creation. Across SSR Mining, the team has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach, and flotation), with a strong commitment to health, safety and environmental management.

SSR intends to leverage its strong balance sheet and proven track record of free cash flow generation as foundations to organically fund growth across the portfolio and to facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Michael McDonald, Director, Corporate Development & Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to us, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and our other public filings. Forward-looking information relates to statements concerning our outlook, generation of free cash flow, and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. In particular, this press release contains forward-looking information relating to, among other things: the anticipated timing of the trading of SSR Mining CDIs on the ASX and the settlement thereof; and the anticipated timing of delisting of each of Alacer’s common shares from the TSX and Alacer CDIs from the ASX

Forward-looking statements in this press release are based on certain key expectations and assumptions made by us. Although we believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because we can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in our reports filed with the Canadian securities regulatory authorities.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of our filings, and include: the ability to realize the anticipated benefits of the Transaction, to implement our business plan or to integrate our business operations following the Transaction (including the retention of key employees); the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at our operations; commodity prices; the ultimate determination of and realization of mineral reserves; existence or realization of mineral resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to our mines or facilities; lack of legal challenges with respect to our properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in our filings on our website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX website at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, we do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.